UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.____)*

                        SPS Transaction Services, Inc.
----------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
----------------------------------------------------------------------
                         (Title of Class Securities)

                                  #845743103
                    -----------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))



   CUSIP NO. 845743103

                          13G   PAGE 2  OF  7  PAGES
                                   ---    ---



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Morgan Stanley, Dean Witter, Discover & Co.
         IRS No. 36-3145972

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
         Not Applicable                                       (b) / /

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF            5      SOLE VOTING POWER
SHARES                      20,000,000
BENEFICIALLY         6      SHARED VOTING POWER
OWNED BY
EACH                 7      SOLE DISPOSITIVE POWER
REPORTING                   20,000,000
PERSON               8      SHARED DISPOSITIVE POWER
WITH

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          20,000,000

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*           / /

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       74%

12     TYPE OF REPORTING PERSON*              HC



   CUSIP NO.  845743103
             ----------

                          13G   PAGE 3  OF  7  PAGES
                                   ---    ---


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         NOVUS Credit Services Inc.
         IRS No. 36-2517428

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
         Not Applicable                                         (b) / /

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         5      SOLE VOTING POWER
SHARES                   20,000,000
BENEFICIALLY      6      SHARED VOTING POWER
OWNED BY
EACH              7      SOLE DISPOSITIVE POWER
REPORTING                20,000,000
PERSON            8      SHARED DISPOSITIVE POWER
WITH

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          20,000,000
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*           / /

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      74%

12     TYPE OF REPORTING PERSON*              CO




Issuer:    SPS Transaction Services, Inc.
CUSIP No.: 845743103

ITEM 1

Item 1(a) Name of Issuer:
          SPS Transaction Services, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices
          2500 Lake Cook Road
          Riverwoods, IL  60015

ITEM 2

Item 2(a) Name of Person Filing
          (1) Morgan Stanley, Dean Witter, Discover & Co.
          (2) NOVUS Credit Services Inc.

Item 2(b) Address of Principal Business Office or, if none, Residence
          (1) 1585 Broadway, New York, New York 10036
          (2) 2500 Lake Cook Road, Riverwoods, IL  60015

Item 2(c) Citizenship
          (1) Delaware
          (2) Delaware

Item 2(d) Title of Class of Securities
          Common Stock

Item 2(e) CUSIP Number
          845743103

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     Not Applicable


ITEM 4    OWNERSHIP.

  (a)     Amount Beneficially Owned
     20,000,000
     ----------

  (b)     Percent of Class
     74%
     ---

  (c)     Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote  20,000,000
                                                     ----------

      (ii) shared power to vote or to direct the vote
                                                      ----------

     (iii) sole power to dispose or to direct the disposition of  20,000,000
                                                                ------------

      (iv) shared power to dispose or to direct the disposition of
                                                                   --------


ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not Applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     NOVUS  Credit Services  Inc.  is  a  wholly-owned subsidiary  of  Morgan
     Stanley, Dean Witter, Discover & Co. ("MSDWD") through which MSDWD conducts its credit services business.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable.

ITEM 10 CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 6, 1997

                              NOVUS Credit Services Inc.


                              /s/ Michael J. Hartigan
                              ----------------------------------------
                              Michael J. Hartigan
                              Vice President, Assistant General Counsel and Assistant Secretary




                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 6, 1997


                              Morgan Stanley, Dean Witter, Discover & Co.


                              /s/ Ronald T. Carman
                              ---------------------------------------------
                              Ronald T. Carman
                              Assistant Secretary